SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        VoiceStream Wireless Corporation

                                (Name of Issuer)


                                  Common Stock

                         (Title of Class of Securities)


                                    928615103
                     --------------------------------------
                                 (CUSIP Number)


                                Richard L. Fields
                        c/o Allen & Company Incorporated
                                711 Fifth Avenue
                               New York, NY 10022
                                 (212) 832-8000

            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                February 25, 2000
                     --------------------------------------
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent

--------------------
CUSIP NO. 928615103
--------------------

-------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard L. Fields
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)  [  ]
                                                           (b)  [X ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY
-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         N/A
-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                           [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         *
    SHARES                -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY
    EACH                  -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           *
    WITH                  -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER

                          -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         *
-------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                         [  ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         *
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------
* The number of shares owned by the reporting person is based on an election in connection with the merger between Omnipoint Corporation and VoiceStream Wireless Corporation. Such election does not become final until a later date so the number is not determinable at this time.

--------------------
CUSIP NO. 928615103
--------------------

-------------------------------------------------------------------------------
 1.NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Allen & Company Incorporated
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  [  ]
                                                              (b)  [ X]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY
-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         N/A
-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                   [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         N/A
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         *
    SHARES                 ----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY
    EACH                   ----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           *
    WITH                   ----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER

                           ----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         *
------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                            [  ]
------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         *
------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         BD
------------------------------------------------------------------------
* The number of shares owned by the reporting person is based on an election in connection with the merger between Omnipoint Corporation and VoiceStream Wireless Corporation. Such election does not become final until a later date so the number is not determinable at this time.

                  Item 1.  Security and Issuer.
                           -------------------

                  This statement on Schedule 13D relates to the common stock, $.001 par value (the "Common Stock"), of VoiceStream Wireless Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3650 131st Avenue SE, Bellevue, Washington 98006.

                  Item 2.  Identity and Background.
                           -----------------------

                  (a)      NAME OF PERSONS FILING (the "Filing Persons"):

                  Richard L. Fields
                  Allen & Company Incorporated
                  711 Fifth Avenue
                  New York, NY  10022

                  (b)      ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE:

                  For each Filing Person:

                  c/o Allen & Company Incorporated
                  711 Fifth Avenue
                  New York, NY  10022

                  (c)      PRINCIPAL BUSINESS:

                  Mr.  Fields  is  a  Managing   Director  of  Allen  &  Company
Incorporated, an investment bank and broker-dealer with offices at 711 Fifth Avenue, New York, NY 10022.

                  (d) WHETHER DURING LAST FIVE YEARS, ANY SUCH PERSON HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS) AND, IF SO, GIVE THE DATES, NATURE OF CONVICTION, NAME AND LOCATION OF COURT, ANY PENALTY IMPOSED, OR OTHER DISPOSITION OF THE CASE:

                  During the past five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) WHETHER DURING THE LAST FIVE YEARS, ANY SUCH PERSON WAS A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS; AND, IF SO, IDENTIFY AND DESCRIBE SUCH PROCEEDINGS AND SUMMARIZE THE TERMS OF SUCH JUDGMENT, DECREE OR FINAL ORDER:

                  During the past five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      CITIZENSHIP:

                  Mr. Fields is a citizen of the United States of America.

                  Item 3.  Source and Amount of Funds or Other Consideration.
                           -------------------------------------------------

                  On February 25, 2000, pursuant to the requisite approval of the shareholders of each of VoiceStream Wireless Corporation, a Washington corporation ("VWC"), and Omnipoint Corporation, a Delaware corporation ("Omnipoint"), wholly-owned subsidiaries of the Company merged into each of VWC and Omnipoint (such events being referred to herein collectively as the "Merger"). As a result of the Merger, (a) shareholders of VWC received one share of Common Stock for each share of common stock of VWC that they owned at the time of the Merger and (b) shareholders of Omnipoint were given the choice of electing to receive for each share of Omnipoint Common Stock that they owned at the time of the Merger either (i) the standard election, which consists of .825 of a share of Common Stock plus $8.00 in cash, (ii) the all stock election whereby they would ask to receive a number of shares of Common Stock determined in accordance with the Merger agreement, or (iii) the all cash election whereby they would ask to receive all cash determined in accordance with the Merger agreement. Under the terms of the Merger, there is a fixed number of total shares of Common Stock and a fixed amount of total cash that the Company will issue and pay to holders of Omnipoint common stock. Accordingly, persons electing the all stock or all cash election might receive a mix of Common Stock and cash.

                  Item 4.  Purpose of the Transaction.
                           --------------------------

                  The acquisitions of Common Stock by the Filing Persons were made for investment purposes only.

                  None of the Filing Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, the Filing Persons have entered into the Voting Agreement described under Item 6 below. Each of the Filing Persons, however, expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. The Filing Persons may purchase additional shares of Common Stock or may sell shares of Common Stock from time to time in public or private transactions (subject to any applicable limitations imposed on the sale of any of their shares of Common Stock by the Securities Act of 1933, as amended).

                  Item 5.  Interest in Securities of the Issuer.
                           ------------------------------------

                  (a) AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

                  The aggregate number and percentage of securities beneficially owned by the Filing Persons is based on an election in connection with the merger between Omnipoint and VWC. Such election does not become final until a later date so the number is not determinable at this time.

                  (b)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER
                           TO VOTE:

                  Mr. Fields has sole voting and investment power with respect to the shares held by him, and Allen & Company Incorporated has sole voting and investment power with respect to the shares held by it.

                  (c) TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D, WHICHEVER IS LESS:

                  On February 25, 2000, the Merger was consummated. Beneficial ownership of the Common Stock was acquired by the Filing Persons pursuant to the Merger, in which they received shares of Common Stock in exchange for their shares of stock in VWC and/or Omnipoint. No consideration was paid for the acquisition of shares of Common Stock pursuant to the Merger.

                  (d) To the best knowledge of each Filing Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

                  (e)      Not applicable.

                  Item 6. Contracts,  Arrangements,  Understandings or
                          Relationships  Involving  Securities of the Issuer.
                          ----------------------------------------------------

                  The Company, the Filing Persons and certain other persons have entered into an agreement, dated as of February 25, 2000 (the "Voting Agreement"). Pursuant to the Voting Agreement, the Filing Persons have agreed to vote their shares of Common Stock for the election of a board initially consisting of 16 members, subject to adjustments, designated as follows: (i) John W. Stanton, as long as he is the chief executive officer of the Company;
(ii) one member designated by Mr. Stanton, so long as he or entities affiliated with him beneficially own at least 4,500,000 shares of Common Stock; (iii) four members designated by Hutchison PCS (USA) Limited and its affiliated entities, which number of designees shall be subject to increases or decreases depending upon increases or reductions in Hutchison PCS (USA)'s percentage ownership of outstanding Common Stock, including shares of Common Stock issuable to Hutchison PCS (USA) upon conversion of the Company's 2.5% Convertible Junior Preferred Stock; (iv) one member designated by Goldman, Sachs & Co., Inc. and affiliated entities, so long as the Goldman Sachs entities beneficially own at least 4,500,000 shares of Common Stock; (v) four members who were on the Omnipoint board prior to the Merger and who are selected by Omnipoint to serve during the period from the closing of the Merger until and including the second annual meeting of stockholders of the Company taking place after the closing of the Merger (the designees of Omnipoint are initially Douglas G. Smith, Richard L. Fields, James N. Perry, Jr., and James J. Ross), (vi) one member designated by Sonera Corporation and its affiliated entities, so long as the Sonera entities beneficially own at least 4,500,000 shares of Common Stock; and the remaining members of the board to be selected by a majority of the persons selected as described above.

                  In addition, the Voting Agreement provides that in the event of the consummation of the transactions described in that certain Agreement and Plan of Reorganization, dated as of September 17, 1999 (as the same may be amended from time to time, the "Aerial Reorganization Agreement"), by and among VWC, the Company, VoiceStream Subsidiary III Corporation, a Delaware corporation ("Merger Sub"), Aerial Communications, Inc., a Delaware corporation ("Aerial"), and Telephone and Data Systems, Inc., a Delaware corporation ("TDS"), pursuant to which, among other things, Merger Sub is to be merged with and into Aerial (such merger, together with the related transactions contemplated by the Aerial Reorganization Agreement, being referred to herein as the "Aerial Reorganization"), then TDS will become a party to the Voting Agreement, the number of members of the board of directors of the Company will be increased to 17, and TDS will be entitled to designate a member so long as TDS owns at least 4,500,000 shares of Common Stock. The Voting Agreement further provides that, upon completion of the Aerial Reorganization, if TDS owns more than 9,800,000 shares of Common Stock and Sonera owns less than 4,500,000 shares of Common Stock, TDS will be entitled to designate two members to the board of the Company, and if Sonera owns more than 9,800,000 shares of Common Stock and TDS owns less than 4,500,000 shares of Common Stock, Sonera will be entitled to designate two members to the board of the Company.

                  The foregoing description of the Voting Agreement is subject to, and qualified in its entirety by reference to, the agreement, which is filed as Exhibit 1 hereto and incorporated by reference into this Item 6.




                  Item 7.  Material To be Filed as Exhibits.
                           --------------------------------
     1. Voting Agreement, dated as of February 25, 2000, by and among VoiceStream Wireless Holding Corporation, John W. Stanton, Theresa E. Gillespie, PN Cellular, Inc., The Stanton Family Trust, Stanton Communications Corporation, GS Capital Partners, L.P., The Goldman Sachs Group, Inc., Bridge Street Fund 1992, L.P., Stone Street Fund 1992, L.P., Hutchison Telecommunications Holdings
(USA) Limited, Hutchison Telecommunications PCS (USA) Limited, Allen & Company Incorporated, Madison Dearborn Capital Partners, L.P., James N. Perry, Jr., Richard L. Fields, Avance Capital, Avance Capital II, Avance Capital III, Douglas and Gabriela Smith 1995 Family Trust, Douglas G. Smith, James J. Ross, Elizabeth G. Ross U/T/A, dated March 4, 1994, David G. Ross U/T/A, dated June 18, 1997, Sonera Corporation and Sonera Holding, B.V.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2000


                          By:/s/ Richard L. Fields
                             _________________________
                          Richard L. Fields, in his individual capacity


                          ALLEN & COMPANY INCORPORATED
                          /s/ Mary Schuyler
                          ____________________________
                          Name:Mary Schuyler
                          Title:Vice President

                                  Exhibit Index


     1. Voting Agreement, dated as of February 25, 2000, by and among VoiceStream Wireless Holding Corporation, John W. Stanton, Theresa E. Gillespie, PN Cellular, Inc., The Stanton Family Trust, Stanton Communications Corporation, GS Capital Partners, L.P., The Goldman Sachs Group, Inc., Bridge Street Fund 1992, L.P., Stone Street Fund 1992, L.P., Hutchison Telecommunications Holdings
(USA) Limited, Hutchison Telecommunications PCS (USA) Limited, Allen & Company Incorporated, Madison Dearborn Capital Partners, L.P., James N. Perry, Jr, Richard L. Fields, Avance Capital, Avance Capital II, Avance Capital III, Douglas and Gabriela Smith 1995 Family Trust, Douglas G. Smith, James J. Ross, Elizabeth G. Ross U/T/A, dated March 4, 1994, David G. Ross U/T/A, dated June 18, 1997, Sonera Corporation and Sonera Holding, B.V.

                                VOTING AGREEMENT

                  VOTING AGREEMENT, dated as of February 25, 2000 (this "Agreement"), by and among VOICESTREAM WIRELESS HOLDING CORPORATION, a Delaware corporation ("VoiceStream Holdings"), and the individuals and entities set forth on Schedule I hereto (each, a "Stockholder" and collectively, the "Stockholders").

                  WHEREAS, Omnipoint Corporation, a Delaware corporation ("Omnipoint"), VoiceStream Wireless Corporation, a Washington corporation ("VoiceStream") and VoiceStream Holdings are parties to an Agreement and Plan of Reorganization, dated as of June 23, 1999, (as the same has been amended or may hereafter be amended from time to time, the "Omnipoint Reorganization Agreement") pursuant to which, among other things, wholly owned subsidiaries of VoiceStream Holdings will be merged with and into each of Omnipoint and VoiceStream (such mergers, together with the related transactions contemplated by the Omnipoint Reorganization Agreement, being referred to herein collectively as the "Omnipoint Reorganization");

                  WHEREAS, each Stockholder is the Beneficial Owner of the number of shares of VoiceStream Holdings Common Stock (the "Shares") set forth opposite such Stockholder's name in Schedule I hereto;

                  WHEREAS, VoiceStream and certain of the Stockholders are parties to that certain Voting Agreement, dated May 3, 1999 (the "Original Voting Agreement");

                  WHEREAS,   as  a  condition  to  consummating   the  Omnipoint
Reorganization, the parties to the Original Voting Agreement have agreed to terminate the Original Voting Agreement and enter into this Agreement;

                  WHEREAS, VoiceStream, VoiceStream Holdings, VoiceStream Subsidiary III Corporation, a Delaware corporation ("Merger Sub"), Aerial Communications, Inc., a Delaware corporation ("Aerial"), and Telephone and Data Systems, Inc., a Delaware corporation ("TDS"), are parties to an Agreement and Plan of Reorganization, dated as of September 17, 1999 (as the same may be amended from time to time, the "Aerial Reorganization Agreement") pursuant to which, among other things, Merger Sub is to be merged with and into Aerial (such merger, together with the related transactions contemplated by the Aerial Reorganization Agreement, being referred to herein as the "Aerial Reorganization");

                  WHEREAS, upon the consummation of the Aerial Reorganization, it is contemplated that TDS will execute an agreement whereby it will become a party to this Agreement as a Stockholder and, if TDS does so execute such an agreement, the term Stockholder will for all purposes of this Agreement include TDS; and

                  WHEREAS, Sonera Corporation (formerly Sonera Ltd.) ("Sonera") is a substantial investor in Aerial and, concurrent with the Omnipoint Reorganization, will invest $500 million into VoiceStream Holdings through its Subsidiary, Sonera Holding, B.V. For purposes of this Agreement, Sonera Corporation and Sonera Holding, B.V., shall be deemed a single Stockholder.

                  NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

     Section 1. Definitions. As used in this Agreement, the following terms have the meanings set forth below:

                  "Beneficially Own" has the meaning set forth in Rule 13d-3 of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended; except that no broker or dealer or any affiliate thereof shall be deemed to Beneficially Own Shares, the beneficial ownership of which is acquired in the ordinary course of the activities of a broker or dealer registered under
Section 15 of the Securities Exchange Act of 1934, as amended, including, but not limited to, the acquisition of beneficial ownership of such securities as a result of any market-making or underwriting activities (including any Shares acquired for the investment account of a broker or dealer in connection with such underwriting activities), or the exercise of investment or voting discretion authority over any of its customer accounts, or the acquisition in good faith of such securities in connection with the enforcement of payment of a debt previously contracted.

                  "Board" means the Board of Directors of VoiceStream Holdings.

                  "BSF" means Bridge Street Fund 1992, L.P., a Delaware limited partnership.

                  "Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in New York City, Hong Kong or Seattle, Washington are authorized or required by law to close.

                  "GS" means The Goldman Sachs Group, Inc., a Delaware corporation.

                  "GSC" means BSF, GS, GSCP and SSF.

                  "GSCP" means GS Capital Partners, L.P., a Delaware limited partnership.

                  "HTL"   means Hutchison Telecommunications Limited, a
corporation organized under the laws of Hong Kong.

                  "Hutchison" means Hutchison Holdings and Hutchison PCS.

                  "Hutchison   Holdings"  means   Hutchison   Telecommunications
Holdings (USA) Limited, a British Virgin Islands corporation.

                   "Hutchison PCS" means Hutchison Telecommunications PCS (USA) Limited, a British Virgin Islands corporation.

                  "Immediate Family" means an individual's spouse, children (including adopted children), grandchildren and parents.

                  "Percentage Ownership" means, as to any Stockholder, the aggregate percentage of the outstanding Shares Beneficially Owned by such Stockholder, including for this purpose, Shares Beneficially Owned by such Stockholder's Permitted Affiliate Transferees.

                  "Permitted Affiliate Transferee" means (i) with respect to any Stockholder who is a natural Person, any member of such Person's Immediate Family, or any trust for the benefit of, or a partnership all of the partners of which are, such Person and/or any member of such Person's Immediate Family; (ii) with respect to any Stockholder which is a limited partnership (a) any Person that, as of May 13, 1996, was the sole general partner of such Stockholder or was the sole general partner of the sole general partner of such Stockholder, or
(b) another limited partnership which has a sole general partner, the control of which sole general partner is held, directly or indirectly, by five (5) or fewer natural Persons, provided such natural Persons had control at May 13, 1996 of the sole general partner of such Stockholder; (iii) with respect to Hutchison,
(w) HTL, (x) any Subsidiary of HTL, or (y) any other entity acceptable to Stockholders (other than Hutchison and its Permitted Affiliate Transferees) holding at least a majority of the Shares owned by all Stockholders (other than Hutchison and its Permitted Affiliate Transferees) in which HTL owns, directly or indirectly, more than 40% of the outstanding voting power, or (z) in the case of any Person referred to in clause (w), (x) or (y), Hutchison; (iv) with respect to Sonera, any Subsidiary of Sonera or any other entity acceptable to Stockholders (other than Sonera and its Permitted Affiliate Transferees) in which Sonera owns, directly or indirectly, more than 40% of the outstanding voting power and of which Sonera and its Subsidiaries are collectively the largest shareholder; and (v) with respect to TDS, any Subsidiary of TDS or any other entity acceptable to Stockholders (other than TDS and its Permitted Affiliate Transferees) in which TDS owns, directly or indirectly, more than 40% of the outstanding voting power and of which TDS and its Subsidiaries are collectively the largest shareholder. For purposes of this definition, "control" shall mean ownership of at least 51% of the equity interest in, and at least 51% of the voting power on all matters in, an entity or, if applicable, the sole general partner of such entity.

                  "Person" means an individual, corporation, association, partnership, trust or estate, an unincorporated organization, a joint venture, a government or any agency or political subdivision thereof, or any other entity of whatever nature.

                  "Qualified Sonera Designee" means an individual designated by Sonera, provided that VoiceStream Holdings shall have the right to approve such designee, which approval shall not be unreasonably withheld, so long as such individual's membership on the Board shall not cause any violation of any federal anti-trust law or any other federal or state law.

                   "Qualified TDS Designee" means an individual who is not an officer, director, management level employee or affiliate (as defined in the Securities Exchange Act of 1934) of TDS, or of any Person in which TDS or any affiliate of TDS has an "attributable interest" (as defined by applicable FCC rules and regulations) designated by TDS provided that VoiceStream Holdings shall have the right to approve the designee, which approval shall not be unreasonably withheld.

                  "Sonera" means Sonera Corporation, a limited liability company organized under the laws of Finland, and its wholly-owned Subsidiaries, including Sonera Holding, B.V., a company organized under the laws of the Netherlands.

                  "Sonera Investor Agreement" means the Investor Agreement, dated as of September 17, 1999, among Sonera Corporation, VoiceStream and VoiceStream Holdings.

                  "SSF" means Stone Street Fund 1992, L.P., a Delaware limited partnership.

                  "Subsidiary" means, as to any Person, another Person which is an entity as to which such Person owns more than 50% of the outstanding voting power.

                  "Transfer" means any sale, assignment, pledge, hypothecation, gift or other transfer, disposition or encumbrance of any interest (and includes an exchange of Shares in a merger, consolidation or similar transaction).

Section 2. Termination of Voting Agreements. The Original Voting Agreement and Sections 6(a) and 6(b) of the Sonera Investor Agreement automatically and without further action by any Person shall each be terminated and of no further force or effect upon the effectiveness of this Agreement.

Section 3.        Agreement to Vote by Stockholders.
---------------------------------------------------

(1) Each Stockholder (and its Permitted Affiliate Transferees) hereby agrees to vote (or cause to be voted) all Shares, and any other voting securities of VoiceStream Holdings, then Beneficially Owned by such Stockholder (whether issued heretofore or hereafter) that such Stockholder owns or has the right to vote, in person or by proxy (and shall take all other necessary or desirable actions within such Stockholder's (or its Permitted Affiliate Transferees') control, including attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), in favor of the election and continuation in office of the following sixteen (16) (or, upon completion of the Aerial Reorganization, seventeen (17)) members of the Board (subject to adjustments to such number of directors, as provided below):

(1) John Stanton, as long as he is the chief executive officer of VoiceStream Holdings;

(2) One (1) member designated by John Stanton, so long as he or his Permitted Affiliate Transferees Beneficially Own at least 4,500,000 Shares;

(3) Four (4) members designated by Hutchison PCS (or if Hutchison PCS has Transferred all of its Shares to Permitted Affiliate Transferees of Hutchison PCS, four (4) designees of such Permitted Affiliate Transferees) and its affiliated entities. Such number of designees shall be subject to increases or decreases (rounded to the nearest whole number and subject to Section 3(a)(C) hereof) depending upon increases or reductions in Hutchison PCS's (and its Permitted Affiliate Transferees') Percentage Ownership of outstanding Shares, including without limitation Shares issuable to Hutchison PCS (and its Permitted Affiliate Transferees) upon conversion of the 2.5% Convertible Junior Preferred Stock, without par value, of VoiceStream Holdings, purchased by Hutchison PCS pursuant to that certain Stock Subscription Agreement dated June 23, 1999, by and among VoiceStream Holdings, HTL and Hutchison PCS. Hutchison PCS shall have the right to designate additional members (the Board shall be expanded by one
(1) member to accommodate each such new designee unless there are vacancies on the Board and the Board determines to fill any vacancies with such designees) so that the percentage of the entire Board represented by Hutchison PCS's designees (rounded to the nearest whole number) shall be proportionate to Hutchison PCS's (and its Permitted Affiliate Transferees') aggregate Percentage Ownership;

(4) One (1) member designated by GSC and its Permitted Affiliate Transferees, so long as such entities Beneficially Own at least 4,500,000 Shares;

(5) Four (4) members who were on the Board of Directors of Omnipoint prior to the Omnipoint Reorganization and who are selected by Omnipoint to serve (the following persons have been designated by Omnipoint to serve as directors:
Douglas G. Smith, Richard L. Fields, James N. Perry, Jr. and James J. Ross; such Persons being collectively referred to as the "Omnipoint Designees") during the period from the closing of the Omnipoint Reorganization until and including the second annual meeting of stockholders of VoiceStream Holdings taking place after the closing of the Omnipoint Reorganization (it being understood that such four
(4) members shall serve until such time as the term of office of the directors elected at such second annual meeting terminates);

(6) One (1) Qualified Sonera Designee designated by Sonera and its Permitted Affiliate Transferees so long as such entities Beneficially Own at least 4,500,000 Shares; provided, however, that if the Aerial Reorganization is consummated and Sonera Beneficially Owns more than 9,800,000 Shares and TDS Beneficially Owns less than 4,500,000 Shares, the number of Qualified Sonera Designees that Sonera will be entitled to designate will be two (2);

(7) If the Aerial Reorganization is consummated and TDS and VoiceStream Holdings execute the agreement in the form attached hereto as Exhibit A whereby TDS becomes a party to this Agreement as a Stockholder, one (1) Qualified TDS Designee designated by TDS and its Permitted Affiliate Transferees so long as such entities Beneficially Own at least 4,500,000 Shares, such director to be appointed to the Board by action of the Board by the later of (x) the closing of the Aerial Reorganization or (y) promptly after TDS designates a Qualified TDS Designee; provided, however, that if TDS Beneficially Owns more than 9,800,000 Shares and Sonera Beneficially Owns less than 4,500,000 Shares, the number of Qualified TDS Designees that TDS will be entitled to designate will be two (2); and

(8) The remaining members of the Board as selected by a majority vote of the persons selected as described in subsections (i) through (vii) above.

                  No designee to the Board shall be removed from the Board (except removal for cause under applicable law) without the written consent of the Stockholder or group of Stockholders that has the right to designate such Person to the Board (or, if such Stockholder or group of Stockholders has Transferred all of their Shares to Permitted Affiliate Transferees of such Stockholder or group of Stockholders, without the written consent of Permitted Affiliate Transferees holding a majority of the Shares owned by all of such Permitted Affiliate Transferees), or, in the case of the Omnipoint Designees, without the consent of a majority of the Board of Directors of Omnipoint as such Board of Directors existed immediately prior to the Omnipoint Reorganization (the "Old Omnipoint Board"). Any Stockholder or group of Stockholders (or, if such Stockholder or group of Stockholders has Transferred all of their Shares to Permitted Affiliate Transferees of such Stockholder or group of Stockholders, Permitted Affiliate Transferees holding a majority of the Shares owned by all of such Permitted Affiliate Transferees) or, in the case of the Omnipoint
Designees, a majority of the Old Omnipoint Board, that has the right to designate any member(s) of the Board shall have the right to replace any member(s) so designated by it (whether or not such member is removed from the Board with or without cause or ceases to be a member of the Board by reason of death, disability or for any other reason) upon written notice to VoiceStream Holdings and the other members of the Board, which notice shall set forth the name of the member(s) being replaced and the name of the new member(s). Each of the Stockholders (and each of their respective Permitted Affiliate Transferees) agrees that it will vote, or cause to be voted, all of the Shares then Beneficially Owned by it (whether now owned or hereafter acquired ), in person or by proxy (and shall take all other necessary or desirable actions within such Stockholder's (or its Permitted Affiliate Transferees's) control including attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), so as to cause, if necessary, the removal of the existing director previously elected by such Stockholders (and its Permitted Affiliate Transferees), or previously designated by Omnipoint (in the case of the original Omnipoint Designees) or by a majority of the Old Omnipoint Board (if the Old Omnipoint Board designates a replacement for an Omnipoint Designee, such replacement shall for all purposes of this Agreement be an Omnipoint Designee), and the election and continuation in office of any successor director designated by any of the Stockholders (or any of such Stockholder's Permitted Affiliate Transferees) pursuant to this Section 3(a). Notwithstanding the foregoing,

                           (A)      if at any time GSC (and its Permitted
Affiliate Transferees) shall cease to Beneficially Own at least 4,500,000 Shares, then in such event, GSC (or, if GSC has Transferred all of its Shares to Permitted Affiliate Transferees of GSC, its Permitted Affiliate Transferees) shall not be entitled to designate any member of the Board;

                           (B)      if at any time John Stanton (and his
Permitted Affiliate Transferees) shall cease to Beneficially Own at least 4,500,000 shares, then in such event, John Stanton (or, if John Stanton has Transferred all of his Shares to Permitted Affiliate Transferees of John Stanton, his Permitted Affiliate Transferees) shall not be entitled to designate any member of the Board (except that Stanton shall continue to serve on the Board for so long as he holds the office of Chief Executive Officer of VoiceStream Holdings);

                           (C)      if at any time Hutchison PCS (and its
     Permitted  Affiliate  Transferees) shall cease to Beneficially Own at least
(i)  9,800,000  Shares,  then  in such  event  Hutchison  PCS and its  Permitted
Affiliate Transferees shall be entitled to designate only one member of the Board; and (ii) 4,500,000 Shares, then in such event, Hutchison PCS and its Permitted Affiliate Transferees shall not be entitled to designate any member of the Board. In addition, if Hutchison PCS shall have designated additional director(s) by reason of an increase in its Percentage Ownership as set forth in
Section 3(a)(iii) above, and at any time thereafter the Percentage Ownership of Hutchison PCS (and its Permitted Affiliate Transferees) shall decrease, (i) the number of designees Hutchison PCS (and its Permitted Affiliate Transferees) are entitled to designate to the Board shall be reduced so that the percentage of the entire Board represented by Hutchison PCS's (and its Permitted Affiliate Transferees') designees (rounded to the nearest whole number) shall be proportionate to Hutchison PCS's (and its Permitted Affiliate Transferees') aggregate Percentage Ownership, (ii) any members designated by Hutchison PCS (and its Permitted Affiliate Transferees) in excess of such number shall be removed from the Board (any such members to be removed to be designated by Hutchison or, in the event that Hutchison fails to designate the members to be removed, by a majority of the members of the Board), and (iii) the Board shall be reduced in size by the number of members so removed;

                           (D) if at any time Sonera (and its Permitted Affiliate Transferees) shall cease to Beneficially Own at least (i)
9,800,000 Shares at a time when Sonera is entitled to designate two (2) directors, then in such event, Sonera (or, if Sonera has Transferred all of its Shares to Permitted Affiliate Transferees of Sonera, its Permitted Affiliate Transferees) shall be entitled to designate only one (1) member of the Board; and (ii) 4,500,000 Shares, then in such event, Sonera (or, if Sonera has Transferred all of its Shares to Permitted Affiliate Transferees of Sonera, its Permitted Affiliate Transferees) shall not be entitled to designate any member of the Board;

                           (E) if the Aerial Reorganization is consummated and TDS and VoiceStream Holdings execute an agreement in the form attached hereto as Exhibit A whereby TDS becomes a party to this Agreement as a Stockholder, and at any time thereafter TDS (and its Permitted Affiliate Transferees) shall cease to Beneficially Own at least (i) 9,800,000 Shares at a time when TDS is entitled to designate two (2) directors, then in such event, TDS (or, if TDS has Transferred all of its Shares to Permitted Affiliate Transferees of TDS, its Permitted Affiliate Transferees) shall be entitled to designate only one (1) member of the Board; and (ii) 4,500,000 Shares, then in such event, TDS (or, if TDS has Transferred all of its Shares to Permitted Affiliate Transferees of TDS, its Permitted Affiliate Transferees) shall not be entitled to designate any member of the Board;

                           (F) Any vacancies on the Board created by reason of the provisions of subsections (A) through (E) above shall be filled by the vote of a majority of the directors then in office (unless such directors determine to reduce the size of the Board after a vacancy is created) to serve until the next annual meeting of shareholders of VoiceStream Holdings, and at the next annual meeting shall be filled by a vote of a plurality of all shareholders of VoiceStream Holdings (including the Stockholders and their Permitted Affiliate Transferees); provided, however, that in the event that the size of the Board shall have increased by reason of Hutchison PCS having the right to designate additional director(s) and thereafter Hutchison PCS shall cease to have the right to so designate such additional director(s), the size of the Board shall be appropriately reduced and each of the Stockholders (and each of their respective Permitted Affiliate Transferees ) agrees that it will vote, or cause to be voted, all of the Shares then Beneficially Owned by it (whether now owned or hereafter acquired), in person or by proxy (and, shall take all other necessary or desirable actions within such Stockholder's (or its Permitted Affiliate Transferees') control including attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), to cause such reduction in the Board.

                           (G) Notwithstanding anything to the contrary contained in this Agreement, Hutchison's right to transfer its right to designate directors to certain block transferees as set forth in Sections 14 and 15 of the Shareholders Agreement of VoiceStream Wireless Corporation, dated February 17, 1998, as amended, among Western Wireless Corporation, a Washington corporation, VoiceStream and Hutchison PCS, shall continue in full force and effect until terminated in accordance with the terms of such Shareholders Agreement.

        (2) Notwithstanding anything to the contrary herein, if a Stockholder shall cease to have the right to designate any director to the Board pursuant to this Agreement, such Stockholder shall be released in full from all obligations and shall cease to have any rights under this Agreement; provided, however, that at the time that the Omnipoint Designees no longer serve on the Board and there is no further obligation to designate Omnipoint Designees under
Section 3(a)(v) hereof, the following Persons shall be released in full from all obligations and shall cease to have any rights under this Agreement: Allen & Company Incorporated, Avance Capital, Avance Capital II, Avance Capital III, Madison Dearborn Capital Partners, L.P., James N. Perry, Jr., Douglas G. Smith, Douglas G. Smith Grat, Richard L. Fields, James J. Ross and James J. Ross, as Trustee.

Section 4.        VoiceStream  Holdings and Stockholder Covenants.
-----------------------------------------------------------------

(1) VoiceStream Holdings hereby agrees to use all reasonable efforts to give effect to the provisions of Section 3 hereof. In this regard, VoiceStream Holdings shall, subject to the provisions of Section 3 hereof, duly nominate the designees set forth above, or as may otherwise be designated by a party hereto pursuant to the terms of Section 3 hereof, for election to the Board and shall include in any proxy solicitation materials related to the election of members of the Board such information and recommendations of the Board as are appropriate, in proxy solicitation materials.

(2) Each Stockholder shall vote the Shares then Beneficially Owned by such Stockholder at any regular or special meeting of the Stockholders or in any written consent executed in lieu of such a meeting of Stockholders for the election of such designees. VoiceStream Holdings and each Stockholder shall take all other actions necessary to ensure that the certificate of incorporation and by-laws of VoiceStream Holdings or any successor constituent documents as in effect immediately following the date hereof do not, at any time thereafter, conflict in any respect with the provisions of this Agreement.

(3) At the closing of the Aerial Reorganization, TDS and VoiceStream Holdings shall enter into the agreement attached hereto pursuant to which TDS shall become a party to this Agreement, provided that nothing in this Agreement shall in any way limit, amend or modify any of the terms or provisions of the Investor Agreement to be entered into among TDS, VoiceStream Holdings and VoiceStream at such time.

Section 5. Representations and Warranties of VoiceStream Holdings. VoiceStream Holdings represents and warrants to each Stockholder as follows: (i) it has full power and authority to execute, deliver and perform its obligations under this Agreement; (ii) this Agreement and all transactions contemplated hereby have been duly and validly authorized by all necessary action on its part, this Agreement has been duly executed and delivered by it, and this Agreement constitutes its legal, valid and binding obligation enforceable against VoiceStream Holdings in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application which may affect the enforcement of creditors' rights generally and by general equitable principles; and (iii) neither the execution, delivery or performance of this Agreement by it, nor the consummation of the transactions contemplated hereby will, with or without the giving of notice or passage of time or both conflict with, result in a default or loss of rights (or give rise to any right of termination, cancellation or acceleration) under, (A) any provision of the certificate of incorporation, by-laws, partnership agreement or comparable constituent document of it, (B) any material note, bond, indenture, mortgage, deed of trust, contract, agreement, lease or other instrument or obligation to which it is a party or by which it or its properties may be bound or affected or (C) any law, order, judgment, ordinance, rule, regulation or decree to which it is a party or by which it or any of its properties are bound or affected.

Section 6.        Representations and Warranties of the Stockholders.
--------------------------------------------------------------------

                  Each Stockholder, severally, as to such Stockholder, represents and warrants to the other parties as follows:(i) such Stockholder has full power and authority to execute, deliver and perform such Stockholder's obligations under this Agreement; (ii) this Agreement and all transactions contemplated hereby have been duly and validly authorized by all necessary action on such Stockholder's part, this Agreement has been duly executed and delivered by such Stockholder, and this Agreement constitutes such Stockholder's legal, valid and binding obligation enforceable against such Stockholder in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application which may affect the enforcement of creditors' rights generally and by general equitable principles; (iii) neither the execution, delivery or performance of this Agreement by such Stockholder, nor the consummation of the transactions contemplated hereby will, with or without the giving of notice or passage of time or both conflict with, result in a default or loss of rights (or give rise to any right of termination, cancellation or acceleration) under, (A) if such Stockholder is an entity, any provision of the certificate of incorporation, by-laws, partnership agreement or comparable constituent document of such Stockholder, (B) any material note, bond, indenture, mortgage, deed of trust, contract, agreement, lease or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or such Stockholder's properties may be bound or affected or (C) any law, order, judgment, ordinance, rule, regulation or decree to which such Stockholder is a party or by which such Stockholder or any of such Stockholder's properties are bound or affected; and
(iv) the Shares listed next to the name of such Stockholder on Schedule I hereto are the only voting securities of VoiceStream Holdings Beneficially Owned by such Stockholder.

Section 7. Effectiveness and Termination. This Agreement shall be effective as of the effectiveness of the
                  ------------------------------------------------
Omnipoint Reorganization and shall terminate upon the earliest to occur of any of the following events:

(1) Upon agreement by all Stockholders then retaining the right to designate directors under this Agreement and, so long as Omnipoint Designees are to be designated or are serving pursuant to Section 3(a)(v) hereof, by the Omnipoint Designees or the Old Omnipoint Board; or

(2) The filing by VoiceStream Holdings of a petition in bankruptcy or the expiration of sixty (60) days after a petition in bankruptcy shall have been filed against VoiceStream Holdings and such petition shall not have been stayed or discharged during such sixty (60) day period; or upon the expiration of sixty
(60) days after the commencement of any proceeding under any law for the relief of debtors seeking the relief or readjustment of VoiceStream Holdings' indebtedness either through reorganization, winding-up, extension or otherwise, and such proceedings involving VoiceStream Holdings as debtor shall not have been vacated or stayed within such sixty (60) day period; or upon the appointment of a receiver, custodian or trustee for all or substantially all of VoiceStream Holdings' property, or the making of VoiceStream Holdings of any general assignment for the benefit of creditors, or the admitting in writing by VoiceStream Holdings of its inability to pay its debts as they mature; or upon the voluntary or involuntary liquidation or dissolution of VoiceStream Holdings; or

(3) The Beneficial Ownership of all of the Shares by only one Stockholder (including its Permitted Affiliate Transferees).

Upon such termination, except for any rights any party may have in respect of any breach by any other party of its or his obligations hereunder, none of the parties hereto shall have any further obligation or liability hereunder.

Section 8.                   Miscellaneous.
                     -------------------------------

(1) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their Permitted Affiliate Transferees. Each of the Stockholders hereby agrees that prior to any Transfer of any Shares to a Permitted Affiliate Transferee, such Permitted Affiliate Transferee shall execute a counterpart of this Agreement agreeing to be bound by the provisions of this Agreement. No Transfer to a Permitted Affiliate Transferee shall be effective unless such Permitted Affiliate Transferee has executed such counterpart of this Agreement. Except as set forth above with respect to Transfers to Permitted Affiliate Transferees, nothing in this Agreement shall prohibit the Transfer of Shares by any of the Stockholders.

(2) Each of the parties hereto acknowledges and agrees that, in the event of any breach of this Agreement, the non-breaching parties would be irreparably harmed and could not be made whole by monetary damages. Accordingly, each of the parties hereto agrees that the other parties, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to compel performance of this Agreement pursuant to Section 8(m).

(3) The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

(4) All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by same day or next day (or equivalent with respect to delivery outside the United States) courier (guaranteed delivery) or telex or facsimile (i) if to a Stockholder, at such Stockholder's address appearing on Schedule I hereto or at any other address that such Stockholder may have provided in writing to VoiceStream Holdings and the other Stockholders then party to this Agreement and (ii) if to VoiceStream Holdings, at 3650 131st Avenue SE, Bellevue, Washington 98006, U.S.A., Tel: 425-586-8014, Fax: 425-586-8080; Attention: Alan R. Bender, Esq. or
such other address as VoiceStream Holdings may have furnished to the Stockholders in writing, with a copy (which shall not constitute notice) to Friedman Kaplan & Seiler LLP, 875 Third Avenue, New York, NY 10022, USA, Tel:
212-833-1107, Fax: 212-355-6401, Attention: Barry A. Adelman, Esq. If a notice hereunder is transmitted by confirmed fax so as to arrive during normal business hours during a Business Day at the place of receipt, then such notice shall be deemed to have been given on such Business Day at the place of receipt or, if so transmitted to arrive after normal business hours during a Business Day at the place of receipt, then such notice shall be deemed to have been given on the following Business Day at the place of receipt. If such notice is sent by next-day courier or equivalent, it shall be deemed to have been given on the third Business Day at the place of receipt following sending provided, that the date of sending shall be deemed to be the date at the place of receipt at the time such notice is posted.

(5) The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the Shares now or hereinafter owned by each Stockholder (and its Permitted Affiliate Transferees), to any and all securities of VoiceStream Holdings or any successor or assign of VoiceStream Holdings (whether by merger, consolidation or otherwise) that may be issued in respect of, in exchange for, or in substitution of such Shares, and shall be appropriately adjusted for any stock dividends, stock splits, reverse splits, combinations, recapitalizations and similar events occurring after the date hereof.

(6) Copies of this Agreement will be available for inspection or copying by any interested Person at the offices of VoiceStream Holdings through the Secretary of VoiceStream Holdings. VoiceStream Holdings will otherwise take all actions as may be necessary or appropriate to comply with any applicable law relating to the validity and enforceability of shareholders agreements containing the provisions of this Agreement.

(7) Except as expressly provided otherwise herein, neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by VoiceStream Holdings and each of the Stockholders. The failure of any party hereto to give notice of the breach or non-fulfillment of any term or condition of this Agreement shall not constitute a waiver thereof, nor shall the waiver of any breach or non-fulfillment of any term or condition of this Agreement constitute a waiver of any other breach or non-fulfillment of that term or condition or any other term or condition of this Agreement.

(8) This Agreement may be amended or modified at any time by a writing setting forth such amendment or modification, signed by VoiceStream Holdings and by Stockholders (or their Permitted Affiliate Transferees) owning in the aggregate at least 90% of the Shares owned by the Stockholders (and their Permitted Affiliate Transferees); provided, however, that, unless such amendment is signed by VoiceStream Holdings and by each Stockholder (or its Permitted Affiliate Transferees) adversely affected by such amendment, no such amendment or modification shall eliminate any right of any Stockholder (or its Permitted Affiliate Transferees) or, in the case of the Omnipoint Designees, the Old Omnipoint Board, to designate the member or members of the Board it is entitled to designate in accordance with Section 3 hereof (it being understood and agreed that this clause shall not prohibit the enlargement of the Board).

(9) This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall be considered one and the same agreement.

(10) The obligations of each of the Stockholders under this Agreement shall be several with respect to each such Stockholder.

(11) This Agreement  constitutes the entire  understanding of the parties hereto
with  respect  to  this  subject   matter  hereof  and   supersedes   all  prior
understandings among such parties with respect to such subject matter.

(12) The validity of this Agreement, its construction, interpretation and enforcement, and the rights of the parties hereunder, shall be determined under, governed by and construed in accordance with the internal laws of the State of New York applicable to contracts formed and performed entirely in such state. Each party hereto agrees that, subject to Section 8(m) hereof, any suit, action or other proceeding arising out of this Agreement shall be brought and litigated in the courts of the State of Washington or the United States District Court for the Western District of Washington and each party hereto hereby irrevocably consents to personal jurisdiction and venue in any such court and hereby waives any claim it may have that such court is an inconvenient forum for the purposes of any such suit, action or other proceeding.

(13) Any and all disputes, controversies or claims (each a "Dispute") between the Stockholders relating to the interpretation or enforcement or performance of this Agreement shall be resolved by binding arbitration by the American Arbitration Association in accordance with its rules, subject to the following provisions:

(1)  There  shall  be  three  arbitrators  (the  "Arbitrators")  which  shall be
appointed  in  accordance  with  the  procedure  of  the  American   Arbitration
Association.

(2) The expenses of the arbitration shall be borne equally by the Stockholders involved in the arbitration, and each party shall bear its own legal fees and expenses; provided, however, that the Arbitrators shall have discretion to require that one party pay all or a portion of the expenses of arbitration or the other party's legal fees and expenses in connection with any particular arbitration.

(3) The Arbitrators shall determine whether and to what extent any party shall be entitled to damages or equitable relief. No party shall be entitled to punitive damages or consequential damages or shall be required to post a bond in connection with equitable relief.

(4) The Arbitrators shall not have the power to add to nor modify any of the terms or conditions of this Agreement. The Arbitrators' decision shall not go beyond what is necessary for the interpretation and application of the provisions of this Agreement in respect of the issue before the Arbitrators. The Arbitrators' decision and award or permitted remedy, if any, shall be based upon the issue as drafted and submitted by the respective parties and the relevant and competent evidence adduced at the hearing(s).

(5) The  Arbitrators  shall  have the  authority  to award any  remedy or relief provided for in this Agreement, in addition to any other remedy or relief (including provisional remedies and relief) that a court of competent jurisdiction could order or grant (but subject to the remedial limitations, elsewhere set forth in this Agreement, including, but without limitation, the aforesaid prohibition against punitive and consequential damages). The Arbitrators written decision shall be rendered within sixty (60) days of the hearing. The decision reached by the Arbitrators shall be final and binding upon the parties as to the matter in dispute. To the extent that the relief or remedy granted by the Arbitration is relief or remedy on which a court could enter judgment, a judgment upon the award rendered by the Arbitrators may be entered in any court having jurisdiction thereof (unless in the case of an award of damages, the full amount of the award is paid within ten (10) days of its determination by the Arbitrators). Otherwise, the award shall be binding on the parties in connection with their continuing performance of this Agreement and in any subsequent arbitral or judicial proceeding between the parties.

(6) The arbitration shall take place in Seattle, Washington, unless otherwise agreed by the parties, and shall be conducted in the English language.

(7) The arbitration proceeding and all filing, testimony, documents and information relating to or presented during the arbitration proceeding shall be disclosed exclusively for the purpose of facilitating the arbitration process and for no other purpose.

(8) The parties shall continue performing their respective obligations under this Agreement notwithstanding the existence of a Dispute while the Dispute is being resolved unless and until such obligations are terminated, expire or are suspended in accordance with the provisions hereof.

(9) The Arbitrators may, in their sole discretion, order a pre-hearing exchange of information including production of documents, exchange of summaries of testimony or exchange of statements of position, and shall schedule promptly all discovery and other procedural steps and otherwise assume case management initiative and control to effect an efficient and expeditious resolution of the Dispute. At any oral hearing of evidence in connection with an arbitration proceeding, each party and its counsel shall have the right to examine its witnesses and to cross-examine the witnesses of the other party. No testimony of any witness shall be presented in written form unless the opposing party or parties shall have the opportunity to cross-examine such witness, except as the parties otherwise agree in writing.

(10) Notwithstanding the dispute resolution procedures contained in this Section 8(m), either party may apply to any court having jurisdiction (a) to enforce this Agreement to arbitrate, (b) to seek provisional injunctive relief so as to maintain the status quo until the arbitration award is rendered or the Dispute is otherwise resolved, or (c) to challenge or vacate any final judgment, award or decision of the Arbitrators that does not comport with the express provisions of this Section 8(m).

(14) The failure of any party to seek redress for violation of, or to insist upon the strict performance of , any provision of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

(15) The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies except as otherwise expressly provided in this Agreement. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

(16) The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

VOICESTREAM WIRELESS HOLDING CORPORATION


By:   /s/ John W. Stanton
     Name: John W. Stanton
     Title: Chairman and Chief Executive Officer

Stockholders:


 /s/ John W. Stanton
John W. Stanton


 /s/ Theresa E. Gillespie
Theresa E. Gillespie


PN Cellular, Inc.


By:   /s/ Theresa E. Gillespie
     Name: Theresa E. Gillespie
     Title: Treasurer

Stanton Family Trust


By:   /s/ Theresa E. Gillespie
     Name: Theresa E. Gillespie, Trustee

Stanton Communications Corporation


By:   /s/ Theresa E. Gillespie
     Name: Theresa E. Gillespie
     Title: Treasurer

GS Capital Partners, L.P.

By:  GS Advisors L.L.C., General Partner


               By:  /s/ John E. Bowman
               Name: John E. Bowman
               Title: Vice President


The Goldman Sachs Group, Inc.


By:  /s/ Terence M. O'Toole
     Name: Terence M. O'Toole
     Title: Attorney-in-Fact

Bridge Street Fund 1992, L.P.


By:  Stone Street 1992 L.L.C., Managing General Partner


               By:  /s/ John E. Bowman
               Name: John E. Bowman
               Title: Vice President

Stone Street Fund 1992, L.P.


By:  Stone Street 1992 L.L.C., General Partner


               By:  /s/ John E. Bowman
               Name: John E. Bowman
               Title: Vice President


Hutchison Telecommunications Holdings (USA) Limited



By:   /s/ Canning Fok
     Name: Canning Fok
     Title: Director


Hutchison Telecommunications PCS (USA) Limited



By:   /s/ Susan Chow
     Name: Susan Chow
     Title: Director

ALLEN & COMPANY INCORPORATED


By:   /s/ Richard L. Fields
   Name: Richard L. Fields
   Title: Manager

MADISON DEARBORN CAPITAL
  PARTNERS, L.P.

By: Madison Dearborn Partners, L.P.,
   its General Partner

     By: Madison Dearborn Partners, Inc.
           its General Partner


By:   /s/ James N. Perry
   Name: James N. Perry
   Title: Manager


  /s/ James N. Perry
--------------------
James N. Perry, Jr.


 /s/ Richard L. Fields
Richard L. Fields

AVANCE CAPITAL


By:  /s/ Douglas G. Smith
   Name:  Douglas G. Smith
   Title:  Sole Proprietor

AVANCE CAPITAL II


By:  /s/ Douglas G. Smith
   Name:  Douglas G. Smith
   Title:  Sole Proprietor

AVANCE CAPITAL III


By:  /s/ Douglas G. Smith
   Name:  Douglas G. Smith
   Title:  Sole Proprietor

DOUGLAS AND GABRIELA SMITH
1995 FAMILY TRUST


By:   /s/ Gabriela Smith
   Name:  Gabriela Smith
   Title: Trustee



  /s/ Douglas G. Smith
Douglas G. Smith



   /s/ James J. Ross
James J. Ross

ELIZABETH G. ROSS U/T/A, DATED MARCH 4, 1994


By:  /s/ James J. Ross
   Name:  James J. Ross
   Title: Trustee

DAVID G. ROSS U/T/A, DATED JUNE 18, 1997


By:  /s/ James J. Ross
   Name:  James J. Ross
   Title: Trustee

SONERA CORPORATION


By:   /s/ Olli T. Tuohimaa
         Name: Olli T. Touhimaa
         Title: Attorney in Fact




SONERA HOLDING, B.V.


By:   /s/ Olli T. Tuohimaa
         Name: Olli T. Touhimaa
         Title: Attorney in Fact

                                   SCHEDULE I

                                  Stockholders

------------------------------------------------------------------------ -------------------------------------------
            Name and Address of Stockholder                                   Number of Shares
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

John W. Stanton and Theresa E. Gillespie                                          2,930,136
c/o VoiceStream Wireless Corporation
3650 131st Avenue S.E., Suite 400
Bellevue, WA 98006
Attention:  John W. Stanton
Fax: 425-586-8010
------------------------------------------------------------------------ ----------------------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

PN Cellular, Inc.                                                                  1,686,069
c/o VoiceStream Wireless Corporation
3650 131st Avenue S.E., Suite 400
Bellevue, WA 98006
Attention:  John W. Stanton
Fax: 425-586-8010
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

Stanton Family Trust                                                                 164,437
c/o VoiceStream Wireless Corporation
3650 131st Avenue S.E., Suite 400
Bellevue, WA 98006
Attention:  John W. Stanton
Fax: 425-586-8010
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

Stanton Communications Corporation                                                 1,274,520
c/o VoiceStream Wireless Corporation
3650 131st Avenue S.E., Suite 400
Bellevue, WA 98006
Attention:  John W. Stanton
Fax: 425-586-8010
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

GS Capital Partners, L.P.                                                          8,986,738
c/o Goldman, Sachs & Co.
85 Broad Street
New York, NY 10004
Attention:  Terence O'Toole
Fax: 212-902-3000
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

The Goldman Sachs Group, Inc.                                                        68,821
c/o Goldman, Sachs & Co.
85 Broad Street
New York, NY 10004
Attention:  Terence O'Toole
Fax: 212-902-3000
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

Bridge Street Fund 1992, L.P.                                                       273,069
c/o Goldman, Sachs & Co.
85 Broad Street
New York, NY 10004
Attention:  Terence O'Toole
Fax: 212-902-3000
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

Stone Street Fund 1992, L.P.                                                        470,401
c/o Goldman, Sachs & Co.
85 Broad Street
New York, NY 10004
Attention:  Terence O'Toole
Fax: 212-902-3000
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

Hutchison Telecommunications PCS (USA) Limited                                    52,010,364
                                                                               (Which includes 26,227,586 shares of
c/o Offshore Incorporations Limited                                             Common stock issuable upon conversion
P.O. Box 957                                                                    of theCompany's 2.5% Junior Convertible
Offshore Incorporations Centre                                                  Preferred Stock
Road Town, Tortola
British Virgin Islands
Telephone No.: 809-494-2233
Facsimile No.: 809-494-4885

and:

c/o Hutchison Telecommunications Limited
22nd Floor, Hutchison House
10 Harcourt Road
Hong Kong
Attention: Ms. Edith Shih
Fax: 852-2128-1778
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

Hutchison Telecommunications Holdings (USA) Limited                                  3,888,888

c/o Offshore Incorporations Limited
P.O. Box 957
Offshore Incorporations Centre
Road Town, Tortola
British Virgin Islands
Telephone No.: 809-494-2233
Facsimile No.: 809-494-4885

and:

c/o Hutchison Telecommunications Limited
22nd Floor, Hutchison House
10 Harcourt Road
Hong Kong
Attention: Ms. Edith Shih
Fax: 852-2128-1778
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

Douglas G. Smith                                                                      1,196,398
6200 Brookside Drive
Chevy Chase, MD 20815
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

Avance Capital                                                                        2,220,266
Attn: Douglas G. Smith
6200 Brookside Drive
Chevy Chase, MD 20815
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

Avance Capital II                                                                       750,000
Attn: Douglas G. Smith
6200 Brookside Drive
Chevy Chase, MD 20815
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

Avance Capital III                                                                      375,000
Attn: Douglas G. Smith
6200 Brookside Drive
Chevy Chase, MD 20815
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

Douglas & Gabriela Smith                                                                519,482
1995 Family Trust
Attn: Gabriela Smith, Trustee
6200 Brookside Drive
Chevy Chase, MD 20815
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

Richard L. Fields                                                                       317,368
75 Central Park South, Apt. 15B
New York, NY 10022
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

Allen & Company Incorporated                                                          2,290,522
c/o Richard L. Fields, Managing Director
711 Fifth Avenue
New York, NY 10022
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

James N. Perry, Jr.                                                                      50,874
Madison Dearborn Capital Partners, LP
Three First National Plaza, Suite 1330
Chicago, IL 60602
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

Madison Dearborn Capital Partners, LP                                                 3,232,149
c/o James N. Perry, Jr., Managing Director
Three First National Plaza, Suite 1330
Chicago, IL 60602
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

James J. Ross                                                                           582,445
c/o Becker Ross Stone DeStefano & Klein
317 Madison Avenue, Suite 1410
New York, NY 10017
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

James J. Ross, as Trustee, of Elizabeth G. Ross U/T/A, dated March 4,            An Aggregate of 145,950
1994
c/o Becker Ross Stone DeStefano & Klein
317 Madison Avenue, Suite 1410
New York, NY 10017

James J. Ross, as Trustee, of David G. Ross U/T/A, dated June 18, 1997
c/o Becker Ross Stone DeStefano & Klein
317 Madison Avenue, Suite 1410
New York, NY 10017
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

Sonera Corporation
P.O. Box 106
FIN-00051-TELE
Teollisuuskatu 15, Helsinki
Attn: Kaj-Erik Relander, Executive Vice President
Facsimile: 011 358 2040 3770
------------------------------------------------------------------------ -------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

Sonera Holding, B.V.                                                                     8,792,555
c/o Sonera Corporation
P.O. Box 106
FIN-00051-TELE
Teollisuuskatu 15, Helsinki
Attn: Kaj-Erik Relander, Executive Vice President
Facsimile: 011 358 2040 3770
------------------------------------------------------------------------ -------------------------------------------
--------------------------------------------------------------------------------------------------------------------

Upon the  execution  and  delivery  of the  attached  agreement,  the  following
Stockholder shall become a party to this Agreement.
--------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------ -------------------------------------------

Telephone and Data Systems, Inc.                                         [Number of Shares shall be as set forth
30 North LaSalle, Suite 4000                                             on the agreement attached hereto as
Chicago, IL 60602                                                        Exhibit A.]
Attention: LeRoy T. Carlson, Jr., President
Facsimile: 312-630-9299
------------------------------------------------------------------------ -------------------------------------------

                                                              Exhibit A to
                                                            Voting Agreement

                                    AGREEMENT

                  AGREEMENT, dated as of __________, 2000, by and between VOICESTREAM WIRELESS CORPORATION (f/k/a VoiceStream Wireless Holding Corporation), a Delaware corporation ("VoiceStream"), and TELEPHONE AND DATA SYSTEMS, INC., a Delaware corporation ("TDS");

                  WHEREAS, VoiceStream has entered into a Voting Agreement ("Voting Agreement") dated as of February 25, 2000, together with certain stockholders of VoiceStream set forth on Schedule I thereof ("Stockholders");

                  WHEREAS, all capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Voting Agreement;

                  WHEREAS, in the Voting Agreement, the Stockholders and VoiceStream have agreed that, at the time of the closing of the Aerial Reorganization, TDS and VoiceStream shall execute and deliver this Agreement to evidence the admission of TDS as a party to the Voting Agreement;

                  WHEREAS, the Aerial Reorganization is being consummated concurrently with the execution of this Agreement;

                  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

         1. TDS hereby accepts and agrees to all of the terms and conditions of the Voting Agreement and agrees to become a party to the Voting Agreement as a Stockholder effective immediately.

         2. The Voting Agreement shall not in any way limit, amend or modify any of the terms or provisions of the Investor Agreement dated the date hereof among TDS, VS Washington Corporation and VoiceStream.

         3. VoiceStream, by action of its Board of Directors, shall appoint a Qualified TDS Designee to the Board of Directors of VoiceStream on the later of (i) the date hereof or (ii) promptly after TDS designates a Qualified TDS Designee.

         4. This Agreement shall become effective as of the Effective Time of the Aerial Reorganization and shall supersede the Parent Stockholder Agreement, dated as of September 17, 1999, among Aerial, TDS, VoiceStream and VS Washington Corporation (f/k/a VoiceStream Wireless Corporation) and the individuals and entities set forth on Schedule I thereto, which shall terminate by its terms at such time.

         5. The number of Shares Beneficially Owned by TDS as of the date of this Agreement is _______ Shares.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                        VOICESTREAM WIRELESS CORPORATION


                                     By:      ___________________________
                                     Name:
                                     Title:

                         TELEPHONE AND DATA SYSTEMS, INC.


                                     By:      ____________________________
                                     Name:
                                     Title:
























272034